Cellteck, Inc.

1999 Century Park East, Suite 2520

Los Angeles, California 90067

February 27, 2013

VIA EDGAR

Paul Monsour, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cellteck, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed January 17, 2013

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2013

File No. 000-53246

Dear Mr. Monsour:

This will confirm your telephone conversation with Jessica J. Wade, Esq. of Baker & Hostetler LLP, legal counsel for Cellteck, Inc., a Nevada corporation (the “Company”), on February 25, 2013. The Company received a comment letter from the United States Securities and Exchange Commission (the “Commission”), dated February 8, 2013, regarding the above-referenced filings. The Company will respond to the Commission’s comment letter by March 11, 2013.

The Company requested an extension of time to respond to the Commission’s comment letter in order to consult with the appropriate advisors.

Please contact Ms. Wade at (310) 979-8418 should you have any questions.

Sincerely,

CELLTECK, INC.

By: /s/ Nikolas Konstant

Name: Nikolas Konstant

Title: Chief Executive Officer